Proposal 1 has passed.
Final Proxy Results - Mercury Growth Opportunity Fund
1st Meeting Date: December 9, 2003
2nd Meeting Date: December 30, 2003
3rd Meeting Date: January 14, 2004

Record Date: October 17, 2003
As of: January 14, 2004

			Units Voted
		Votes Needed:
		50% +1 of				Total Units
All Classes	Outstanding Shares	Outstanding Shares	For	Against	Abstain	Voted
1) Reorganization between Mercury Growth Opportunity and ML Fundamental Growth Fund	10,052,576	5,026,289	5,069,798	96,418	283,109	5,449,325

Voting Requirements:
The Quorum consists of a majority of the shares entitled to vote at the Meeting, present in person or by proxy.
Proposal 1 requires the affirmative vote of stockholders representing a majority of the outsanding shares entitled to vote thereon.